Nicole M. Runyan, P.C. To Call Writer Directly: +1 212 446 4774 nicole.runyan@kirkland.com	601 Lexington Avenue New York, NY 10022 United States +1 212 446 4800 www.kirkland.com	Facsimile: +1 212 446 4900

October 17, 2023

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

We are counsel to Ares Private Markets Fund (the "Fund"), and in so acting have reviewed the Fund's Registration Statement on Form N-2 under the Securities Act of 1933, as amended (the "Securities Act") (the "Registration Statement"). Representatives of the Fund have advised us that the Fund will file the Registration Statement pursuant to paragraph (b) of Rule 486 ("Rule 486") under the Securities Act. In connection therewith, the Fund has requested that we provide this letter.

In our review of the Registration Statement, we have assumed that the version of the Registration Statement we reviewed substantially conforms in all material respects to the version filed with the Securities and Exchange Commission via EDGAR.

Based upon the foregoing, we hereby advise you that the Registration Statement does not contain disclosures that we believe would render it ineligible to become effective pursuant to paragraph (b) of Rule 486.

Very truly yours,

KIRKLAND & ELLIS LLP

By:	/s/ Nicole M. Runyan
Nicole M. Runyan

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